# AVAS PET PALACE

# FINANCIAL STATEMENTS

For the year ended December 31, 2024 and 2023

Accountant's Compilation Report



We have compiled the accompanying balance sheet of Ava's Pet Palace as of December 31, 2023 and 2024 and the related statements of income, and retained earnings for the year then ended.

Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.
The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.
Please see the attached and feel free to reach out to our office directly if any questions or points of clarification.

Thank you,

*Qiara Johnson, CPA*

 312-612-0082

# Avas Pet Palace
# Balance Sheet

| | AS OF DEC 31, 2024 | AS OF DEC 31, 2023 (PY) |
|---|---|---|
| **Current Assets** | **56,244.30** | **79,630.78** |
| Fixed Assets Other Assets | $288.15 | $407.31 |
| Research and Development | 2,766.05 | 3,111.05 |
| **Total Other Assets** | 2,766.05 | 3,111.05 |
| **TOTAL ASSETS** | **59,298.50** | **83,149.14** |
| **Total Current Liabilities** | 92,856.81 | 53,033.21 |
| Long-Term Liabilities | 182,479.84 | 190,377.47 |
| **Total Liabilities** | 275,336.65 | 243,410.68 |
| Equity | (216,038.15) | (160,261.54) |
| **TOTAL LIABILITIES AND** | **59,298.50** | **83,149.14** |

# Avas Pet Palace
# Income Statement

| | JAN - DEC 2024 | JAN - DEC 2023 (PY) |
|---|---|---|
| Income | | |
| **Total Income** | **$141,310.42** | **$174,867.08** |
| Cost of Goods Sold | **$105,474.44** | **$80,762.33** |
| GROSS PROFIT | **$35,835.98** | **$94,104.75** |
| Expenses | | |
| 5500 Payroll Expenses | 168.52 | 30,250.01 |
| 6000 Advertising and Promotion | 12,068.65 | 46,878.90 |
| 6010 Bank Service Charges | 1,283.83 | 496.16 |
| 6020 Business Licenses and Permits | 2,739.36 | 2,997.99 |
| 6030 Charitable Contributions | 351.99 | 4,766.08 |
| 6040 Dues and Subscriptions | 1,760.68 | 3,415.03 |
| 6050 Insurance Expense | 777.70 | 250.22 |
| 6060 Rent & Lease Expense | 4,345.05 | 3,606.65 |
| 6070 Sales Tax | 298.74 | -252.59 |
| 6080 Meals & Entertainment | 3,561.04 | 6,083.89 |
| 6090 Merchant Account Fees | 1,810.56 | 3,809.11 |
| 6100 Third Party Selling Expenses | | 19.08 |
| 6110 Office Expenses | 15,961.47 | 16,512.47 |
| 6120 Other Business Expenses | 1365.18 | 5135.05 |
| 6140 Travel | 5,118.66 | 7,960.90 |
| 6150 Prof Fees  Legal, accounting, | 6,637.42 | 10,234.00 |
| 6180 Car & Truck | 98.60 | 184.49 |
| 6190 Commissions And Fees | 286.45 | 423.82 |
| 6240 Utilities | 3,591.05 | 2,573.31 |
| 6250 Training & Continous Learning | 358.00 | |
| Bad Debt | | 138.00 |
| **Total Expenses** | **$62,582.95** | **$145,482.57** |
| NET OPERATING INCOME | -$ 26,746.97 | -$ 51,377.82 |
| Other Income | **$20,568.60** | **$425.01** |
| Other Expenses | **$23,143.32** | **$14,077.41** |
| NET OTHER INCOME | -$ 2,574.72 | -$ 13,652.40 |
| NET INCOME | -$ 29,321.69 | -$ 65,030.22 |

**Avas Pet Palace**
**Consolidated Statement of Equity**
**For the year ended December 31, 2024**

|  | Retained Earnings | Owner's Capital | Total |
|---|---|---|---|
| Beginning balance January 1, 2024 | (170,856) | - | (170,856) |
| Net Income | (29,321) | - | (29,321) |
| Owner's contribution | - | 2,600 | 2,600 |
| Owner's Withdrawal | - | (18,461) | (18,461) |
| Ending Balance, December 31 2024 | (200,177) | (15,861) | (216,038) |

**Avas Pet Palace**
**Statement of Cashflow**

| | 2024 | 2023 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income | -29,321.69 | -65,030.22 |
| Non-Cash Adjustements | 60,611.97 | -87,625.27 |
| **Net cash provided by operating activities** | **$31,290.28** | **-$ 152,655.49** |
| | | |
| **INVESTING ACTIVITIES** | | |
| Computers, Hardware, Software:Galaxy Book:Depreciation- Galaxy Book | 119.16 | 119.16 |
| | | |
| **Net cash provided by investing activities** | **$119.16** | **$119.16** |
| | | |
| **FINANCING ACTIVITIES** | | |
| **Loan activities** | -$ 7,944.06 | $189,995.06 |
| **Owner Withdrawals** | -$ 19,757.44 | $1,400.00 |
| **Non cash adjustments** | -$ 9,251.01 | -$37,696.50 |
| **Owner's Investment** | $ 2,600.00 | $0.00 |
| **Net cash provided by Financing activities** | -$ 34,352.51 | $ 153,698.56 |
| | | |
| Cash at the beginning of period | $ 9,258.23 | $8,096.00 |
| Net cash increase/decrease for the period | -$ 2,943.11 | $1,162.23 |
| **Cash at the end of period** | **$ 6,315.12** | **$ 9,258.23** |

**Ava's Pet Palace**
Notes to the Financial Statements
For the Year Ended December 31, 2024

## 1. Organization and Nature of Operations

Ava's Pet Palace ("the Company") operates as a retail and online provider of pet food, accessories, and related services.The Company's operations are primarily located in Chicago ILLinois and serve customers within the U.S

## 2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (" GAAP") and on a going concern basis, which assumes the realization of assets and settlement of liabilities in the ordinary course of business.

## 3. Net Loss

For the year ended December 31, 2024, the Company incurred a net loss of $29,322, primarily attributable to increased operating costs without a corresponding increase in revenue.

## 4. Liquidity and Going Concern

The Company experienced operating losses during the year, which have placed pressure on its liquidity position. Management is actively evaluating cost reduction strategies, potential revenue growth initiatives, and funding opportunities to support ongoing operations. While these plans are intended to improve liquidity, the ability to continue as a going concern will depend on successful implementation of these measures.